Exhibit 12.5

BGE
Computation of Earnings to Combined Fixed Charges	Six Months
For the Six Months Ended June 30, 2016	Ended
June 30,
2016
Pre-tax income (loss) from continuing operations after adjustment for income or loss from equity investees, minority interest, capitalized interest and preference stock dividend requirements
Income from continuing operations before income taxes and minority interest	208
Plus (income) loss from equity investees	—
Less capitalized interest	(7)
Less preference stock dividend requirements	(9)
Less minority interest in pre-tax income of subs that have not incurred fixed charges	—

192
Fixed charges:
Interest expense and amortization of debt discount and premium on all indebtedness	55
Interest component of rental expense	2
Distributions on mandatorily redeemable preferred securities	—
Preferred stock dividend requirements	9

66
Pre-tax income (loss) from continuing operations after adjustment for income or loss from equity investees, capitalized interest and preference security dividend requirements plus fixed charges	258
Ratio of earnings to fixed charges	4.5